October 29, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Sondra Snyder

Re:	PSI Corporation
Form 8-K
Filed October 12, 2010
File No. 000-20317

Dear Ms. Snyder:

I am securities counsel for PSI Corporation (the “Company”). Set forth below is the Company’s response to the Staff’s comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Item 4.02(a) Form 8-K, filed October 12, 2010

Comment 1:

Please amend your filing to disclose the date you concluded that your financial statements should no longer be relied upon and identify specific financial statements and the years or periods covered that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K. Please be advised that your statement that “This 8-K does not state which previously filed reports are in error due to an overstatement of liabilities, and thus may not fully represent the financial condition of the company at this time.” is insufficient in this regard. We further advise you that the purpose of Item 4.02 8-K is to disclose the non-reliance on previously issued financial statements or a related audit report or completed interim review; as such, this information should be provided.

Response 1:

In July 2010, the Company engaged Bristol Services, a forensic accounting specialist to investigate its accounts payable register. Bristol Services was engaged to examine each payable listed and determine if it was a valid liability of the Company. As a result of the investigation, Bristol Services reported to the Company that reported accounts payable totaling $1,030,548 were no longer valid payables, and should no longer be included in the accounts payable reported.

Following the receipt of the report produced by Bristol Services, the Company’s Board of Directors concluded that the Company’s reported accounts payable as of July 31, 2010 should be reduced by $1,030,548 to a carrying balance of $505,167.

As discussed further in the response to Comment 2 below, the Company no longer believes a restatement of any of its financial statements is necessary. Therefore, the Company will revise the Report on Form 8-K accordingly.

Comment 2:	Please tell us why you did not restate financial statements for any of the previous quarters or any of the prior years.

•

If you believe that a restatement is not necessary, please note that your decision should be based on an assessment of the materiality of the errors on each affected line item of your current and prior financial statements rather than whether any of the overstated accounts payable resulted in any increase in cash flow. Please refer to Topics 1.M. and 1.N. of the Compilation of Staff Accounting Bulletins (SAB) in making your assessment of materiality. With reference to the guidance in these SAB Topics, please provide your analysis of materiality in your response.

•	If you believe that a restatement is necessary, please tell us when you expect to file restated financial statements and the specific periods you are restating.

Response 2:

The Company does not believe a restatement is necessary. The Company has determined to use the “iron curtain approach” as described in Topic 1.N of the Compilation of Staff Accounting Bulletins. The adjustment made as of the July 31, 2010 quarterly financial statements reflect the cumulative effect of prior year misstatements made over the course of several years. The Company believes that the correction of an error in any single period would not be material. Furthermore, considering the nature of the adjustment, the Company does not believe it is possible to accurately determine with sufficient certainty the periods in which each of the adjusted liabilities should have been removed from the balance sheet.

Additionally, the Company notes that it reported a net loss of $1,650,499 for the year ended October 31, 2007; a net loss of $2,443,873 for the year ended October 31, 2008; and a net loss of $3,063,567 for the year ended October 31, 2009. Were the entire aggregate restatement of $1,144,000 allocated to any one of the single periods above (an unlikely adjustment given the nature of the balances and the time periods of the services performed) the Company would still show a net loss. Referring to Topic 1.M of the Compilation of Staff Accounting Bulletins, the Company believes that given the Company’s history of large losses, the correction of approximately $1,144,000 of errors does not alter the total mix of information available. The Company will amend its 8-K to reflect these determinations after it has conferred with its independent auditor.

Comment 3:

Your Form 8-K states that your became aware that an aggregate of $1,031,548 of accounts payable were overstated and all of such accrued expenses could be written off; however, page 14 of your July 31, 2010 Form 10-Q states that you identified an aggregate of $1,144,000 of errors relating to accounts payable and accrued expenses. Please explain this discrepancy.

Response 3:

The Company respectfully notes the aggregate adjustment to accounts payable was $1,030,548, not $1,031,548. As disclosed in Note 10 on page 14 of the Company’s Quarterly Report on Form 10-Q for the period ended July 31, 2010, the total balance sheet adjustments were $1.144 million. Of this amount, the accounts payable line on the balance sheet was individually reduced by $1,030,548. Below is a line-item detail of each adjustment made to the balance sheet of the Company:

Line item	Adjustment Debit(Credit)
Accounts Payable	1,030,549
Prepaid Expenses	(76,785)
Deferred Financing Costs	(91,717)
Intercompany accounts	(163,515)
Cash	2,795
Fixed Assets	127,407
Note Payable – Miller	12,409
Note Payable – Ram Capital	93,153
Accrued Salaries	209,362
Total adjustment to Retained Earnings	1,143,658

Comment 4:

We note your disclosure that you retained a new accountant as well as a consultant with significant SEC accounting experience and also retained another accountant to assist with your financial statements. Pleas tell use whether you hired a new independent registered accountant to audit your financial statements and whether you dismissed your registered accountant, Seligson & Giannattasio, LLP, who performed the audit of your October 31, 2009 financial statements.

Response 4:

As disclosed in the Company’s Report on Form 8-K dated October 29, 2010, the Company dismissed Seligson & Giannattasio, LLP as of July 10, 2010. On that date, the Company also retained Patrick Rodgers, CPA, PA as its independent registered accountant.

Comment 5:	Please tell us the name of the former accounting firm that forgave their bill and the period in which the services were performed.

Response 5:	The accounting firm that forgave their bill was M.S. Ackerman & Co., LLP. M.S. Ackerman performed non-attestation services for the Company between 2007 and 2009.

Comment 6:	We note that your Form 8-K lists your Commission File Number as 88-0270266. Please ensure that your amended Form 8-K and other future filings reflect your Commission File Number as 000-20317.

Response 6:	The Company has corrected the account number in the amended 8-K and will comply with this comment in future filings.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/Amy M. Trombly

Amy M. Trombly, Esq.